Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income taxes	$(110,489)	$(13,911)	$23,963	$44,570	$34,851	$31,705
Fixed charges	34,809	50,117	69,754	50,974	27,327	18,902

Total (Loss) Earnings	$(75,680)	$36,206	$93,717	$95,544	$62,178	$50,607

Fixed charges:
Interest expense on borrowings	8,981	11,147	13,434	8,999	5,933	6,900
One-third net rental expense (1)	1,386	1,421	1,284	1,048	897	787

Total fixed charges excluding interest expense on deposits	10,367	12,568	14,718	10,047	6,830	7,687
Interest expense on deposits	24,442	37,549	55,036	40,927	20,497	11,215

Total fixed charges	$34,809	$50,117	$69,754	$50,974	$27,327	$18,902

(1) The proportion deemed representative of the interest factor.